Exhibit 99.1

Press Release

Eltek Ltd. Reports 2025 First Quarter Financial Results

Petach Tikva, Israel (May 20, 2024) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended March 31, 2025.

First Quarter 2025 Highlights

◾	Revenues were $12.8 million

◾	Operating profit was $0.7 million

◾	Net income was $1.0 million or $0.15 per fully diluted share

◾	Net cash provided by operating activities amounted to $0.1 million.

“We ended the first quarter of 2025 with revenues of $12.8 million, an increase of approximately 8% compared to Q1 2024, and 18.5% higher than Q4 2024. Net income totalled $1.0 million. Our gross margin was impacted, compared to Q1 2024, due to increased labor costs and the ramp-up of new production equipment, which temporarily led to lower yields,” said Eli Yaffe, CEO of Eltek.

“Looking ahead to the remainder of the year, we continue to advance our investment program as planned. Our forecast that we will complete the accelerated investment plan by mid-2026 remains unchanged. We are undertaking all necessary preparations to ensure the swift and efficient integration of the new lines, with the goal of bringing them into full production,” continued Mr. Yaffe.

“On the revenue side, we continue to experience strong demand for the Company’s products, and we are seeing lead times increase across all our relevant market sectors. As previously communicated, we are actively working to expand the scope of our commercial sales—an effort that we anticipate will bear fruit during the rest of 2025 and in the years to follow,” concluded Mr. Yaffe.

First Quarter 2025 GAAP Financial Results

Revenues for the first quarter of 2025 were $12.8 million, compared to $11.8 million in the first quarter of 2024.

Gross profit for the first quarter of 2025 was $2.2 million (17% of revenues) compared to $3.3 (28% of revenues) in the first quarter of 2024.

Operating profit for the first quarter of 2025 was $0.7 million compared to operating profit of $1.7 million in the first quarter of 2024.

Net income for the first quarter of 2025 was $1.0 million or $0.15 per fully diluted share compared to net income of $1.7 million or $0.27 per fully diluted share in the first quarter of 2024.

Cash and short-term bank deposits amounted to $15.7 million as of March 31, 2025, with no outstanding debt.

First Quarter 2025 Non-GAAP Financial Results

EBITDA for the first quarter of 2025 was $1.2 million (9% of revenues) compared to EBITDA of $2.1 million (18% of revenues) in the first quarter of 2024.

Conference Call

Today, Tuesday, May 20, 2025, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2025	2024

Revenues	12,756	11,783
Costs of revenues	(10,544)	(8,531)

Gross profit	2,212	3,252
Research and development, expenses, net	(50)	(15)
Selling, general and administrative expenses	(1,437)	(1,516)

Operating income	725	1,721
Financial income, net	504	350

Income before income taxes	1,229	2,071
Income tax expenses	227	332

Net Income	1,002	1,739

Earnings per share:
Basic net income per ordinary share	0.15	0.27
Diluted net income per ordinary share	0.15	0.27
Weighted average number of ordinary shares used to compute
basic net income per ordinary share (in thousands)	6,714	6,376
Weighted average number of ordinary shares used to compute
diluted net income per ordinary share (in thousands)	6,785	6,491

Eltek Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands

	March 31,	December 31,
	2025	2024

Assets

Current assets:
Cash and cash equivalents	6,466	7,575
Short-term bank deposits	9,257	9,663
Trade receivables (net of allowance for credit losses)	12,284	11,786
Inventories	9,978	9,488
Other accounts receivable and prepaid expenses	726	602

Total current assets	38,711	39,114

Long term assets:
Severance pay fund	55	56
Deferred tax assets, net	322	496
Operating lease right of use assets	5,988	5,911
Total long term assets	6,365	6,463

Property and equipment, net	15,999	14,578
Total Assets	61,075	60,155

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	7,615	7,367
Other accounts payable and accrued expenses	5,389	5,136
Short-term operating lease liabilities	936	827

Total current liabilities	13,940	13,330

Long-term liabilities:
Accrued severance pay	450	443
Long-term operating lease liabilities	5,157	5,190

Total long-term liabilities	5,607	5,633

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,714,040 at March 31, 2025 and 6,714,040 at December 31, 2024	6,011	6,011
Additional paid-in capital	32,627	32,627
Foreign currency translation adjustments	(140)	664
Capital reserve	2,645	2,507
Retained earnings (accumulated deficit)	385	(617)
Total shareholders' equity	41,528	41,192
Total liabilities and shareholders' equity	61,075	60,155

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024

GAAP net Income	1,002	1,739
Add back items:

Financial income, net	(504)	(350)
Income tax expenses	227	332
Depreciation and amortization	465	365
Non-GAAP EBITDA	1,190	2,086

Eltek Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024

Cash flows from operating activities:

Net Income	1,002	1,739
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	465	365
Accrued interest, net	(128)	-
Share-based compensation	138	132
Decrease in deferred tax assets	82	322
	557	819

Decrease (increase) in operating lease right-of-use assets	1	1
Decrease (increase) in trade receivables	(355)	736
Decrease (increase) in other receivables and prepaid expenses	(67)	75
Decrease (increase) in inventories	(330)	(396)
Increase (decrease) in trade payables	(862)	(1,491)
Increase (decrease) in other liabilities and accrued expenses	173	(201)
Increase (decrease) in employee severance benefits, net	7	18
	(1,433)	(1,258)

Net cash provided by operating activities	126	1,300

Cash flows from investing activities:
Purchase of fixed assets	(1,137)	(2,731)
Withdrawal of (investment in) short-term bank deposits, net	534	(6,490)
Net cash used in investing activities	(603)	(9,221)

Cash flows from financing activities:
Exercise of options	-	246
Repayment of long-term loans from bank	-	-
Issuance of shares, net	-	9,180
Net cash provided by (used in) financing activities	-	9,426

Effect of translation adjustments	(632)	(173)

Net increase (decrease) in cash and cash equivalents	(1,109)	1,332

Cash and cash equivalents at the beginning of the period	7,575	9,278

Cash and cash equivalents at the end of the period	6,466	10,610